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                                                                      EXHIBIT 20

                                                       CONTACT: Ross M. Patten
                                                                Chairman, CEO
                                                                (713) 706-6180
FOR IMMEDIATE RELEASE:  NOVEMBER 6, 1998
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              SYNAGRO ANNOUNCES NORTH CAROLINA ACQUISITION, ADDING
                             $9 MILLION IN REVENUES

HOUSTON, TEXAS, NOVEMBER 6, 1998 --- SYNAGRO TECHNOLOGIES, INC. (NASDAQ
SMALLCAP: SYGR) a leading consolidator of the organic materials management services industry, today announced the closing of the acquisition of Environmental Waste Recycling, Inc. (EWR), the premier biosolids management company in the Southeast. EWR transports and land applies approximately 250 million gallons of liquid biosolids annually. EWR operates in North Carolina, South Carolina, Tennessee, Alabama, and Georgia. In addition to being the premier service company in the region, EWR has been nationally recognized by the EPA and other regulatory agencies for excellence and innovative solutions to the management of biosolids.

Ms. Draman will join Synagro as its MidAtlantic Regional Vice President. "I have been approached by many companies over the years wishing to add EWR to their operations, but the combination of EWR and Synagro clearly positions both companies to expand in our regional market. We will be able to offer additional expertise and services to the municipal and industrial generators in this area."

Paul Sellew, Synagro's newly appointed President and COO, said "I am excited to have the opportunity to work with someone of Grace Draman's caliber. She brings a wealth of experience and a long-term track record of success in the biosolids management industry." "This is consistent with our goal to become the leader in the biosolids industry. This acquisition positions Synagro as the regional leader and will open up many other opportunities for expansion," stated Ross M. Patten, Synagro's Chairman and CEO.



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Terms of the transaction were not disclosed. The acquisition is expected to add approximately $9 million to Synagro's current annualized revenue run rate of $37 million. This acquisition will be accretive to Synagro's earnings.

Synagro provides land application, composting, stabilization, and product marketing to its municipal and commercial customer base. The company offers a vertically integrated spectrum of management services in the biosolids industry, including regulatory compliance, permit assistance, and the design and operation of processing facilities. The company has operations in 20 states and municipal contracts in nearly 100 cities.